Exhibit 16.1

March 26, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Richtech Robotics Inc.

Form 8-K dated March 19, 2026

File No. 001-41866

To Whom it May Concern:

We have read and carefully reviewed the statements made by Richtech Robotics Inc. (the “Company”) under Item 4.01 of its Current Report on Form 8-K dated March 19, 2026, filed with the Securities and Exchange Commission on March 19, 2026, regarding the termination of our engagement as the Company’s independent registered public accounting firm.

Based on our review of the disclosures contained in the referenced filing, we agree with the statements concerning our Firm contained therein.

We appreciate the opportunity to have served Crown Equity Holdings Inc. and wish them continued success.

Very truly yours,

/s/ Bush & Associates CPA

Bush & Associates CPA